page 11                                                                Exhibit 1


CERTAIN RELATIONSHIPS AND TRANSACTIONS

Jorden Burt Berenson & Johnson LLP, of which Mr. Jorden is a Senior Managing Partner, serves as general counsel for the Company and its subsidiaries. In 1996, the firm received approximately $3,785,400 for legal services rendered and costs incurred in that capacity.

Mr. St. George is President, Chief Executive Officer and Director of Oakwood Homes Corporation. ABLAC has reinsurance agreements with an affiliate of Oakwood Homes Corporation. In 1996, ABLAC ceded premium of $4,541,367 to Oakwood Life Insurance Company, LTD. under these reinsurance contracts.

Mr. Williamson is President of Williamson Cadillac Company, Williamson Saturn Inc. and WWW Enterprises (automobile dealerships). In 1996, Mr. Williamson's automobile dealerships sold ABLAC Credit Life, Health and Disability policies. Total net written premium by these dealerships was $192,784 in 1996.

The Company believes these transactions were made on terms no less favorable than that which could have been received by unaffiliated third parties.

page 13-14


DIRECTORS' COMPENSATION
ANNUAL AND MEETING FEES

Directors who are not officers or employees of the Company are paid a quarterly fee of $5,000 ($5,500, if chairman of a committee of the ABIG Board or chairman of the Boards of any subsidiary of the Company). Mr. Landon and Mr. Gaston, received no additional fees for their directorships. Directors who are not officers or employees of the Company are also paid a fee of $750 for each meeting of the Board of Directors or its committees which they attend and $375 for each meeting attended telephonically, but only one attendance fee is paid for attendance at meetings held on a single day. Directors who reside outside Miami are also reimbursed for transportation and other travel expenses. The Company's By-laws provide for indemnification of directors to the fullest extent permitted under Florida Statutes.

DIRECTORS' DEFERRED COMPENSATION PLAN

The Company's Directors' Deferred Compensation Plan (the "Deferred Plan") was adopted by the Board of Directors of the Company in October 1980 and amended and restated in February 1994, subject to shareholder approval which was obtained on May 25, 1994. Under the Deferred Plan, directors may elect to defer the receipt of their compensation in cash or in stock equivalents. Upon termination from the Board of Directors, the Director will receive, as elected, either cash or actual shares of the Company's Common Stock for fees deferred as stock equivalents. Directors who elect to defer fees must make an election in writing prior to an annual meeting of the shareholders. All fees earned during each director's term shall be deferred until retirement, resignation or death. The deferral may be revoked with respect to future payments or the form of future payments to be deferred may be changed upon written notice delivered to the Company prior to an annual meeting of the shareholders. The revocation or change will be effective six months following receipt of the notice. For the year ended December 31, 1996, ten members of the Company's Board elected to defer their compensation under the plan. Under the Deferred Plan 100,000 shares of the Company's authorized but previously unissued Common Stock have been reserved. At this year's Meeting, a proposal to amend the Deferred Plan to increase the number of shares of Common Stock reserved for issuance from 100,000 to 200,000 will be presented to the shareholders. If approved, the amendment will immediately go into effect.

NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

On May 25, 1994, shareholders approved the adoption of the 1994 Non-Employee Directors' Stock Option Plan ("Non-Employee Directors' Plan"). Under the terms of the plan, each non-employee director will receive 1,000 options at the annual Board of Directors meeting exercisable at prices equivalent to the fair market value of the Company's Common Stock on the date of grant. Options granted are not exercisable before the six-month anniversary nor after the fifth anniversary from the date of the grant. When adopted, there were 50,000 shares authorized and currently options for 39,000 shares have been issued. At this year's Meeting, a proposal to adopt the American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan will be presented to shareholders. This plan includes provisions under which each non-employee director will receive options on substantially the same terms as the Non-Employees Directors' Plan, except that the options will not be exercisable before the one year anniversary from the date of grant. If the proposed plan is approved, the Company shall cease making grants under the Non-Employee Directors' Plan.

page 17-22


APPROVAL OF AMERICAN BANKERS INSURANCE GROUP, INC. 1997 EQUITY INCENTIVE PLAN

The American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan (the "Plan") was approved by the Board of Directors of the Company on February 19, 1997. The Board of Directors has determined that a new stock incentive plan is needed to promote the interests of the Company and its shareholders by providing the Company's directors, officers and employees with an incentive to undertake and continue service with the Company and its subsidiaries. Pursuant to the Plan, the Company proposes to grant to selected officers and employees of the Company and its subsidiaries stock options, stock appreciation rights, restricted stock awards, merit awards, performance share awards and cash awards ("Awards"). In addition, under the Plan, the Company will grant to each current member of its Board of Directors who is not an officer or employee of the Company ("Outside Director") an option to purchase 1000 shares of Common Stock on the date of each annual meeting of the Board. Except for performance share awards, there are approximately 260 full-time employees and Outside Directors who the Compensation and

Nominating Committee intends to consider as eligible to receive Awards. For performance share awards, the Compensation and Nominating Committee intends that all current full-time employees are eligible. At this time, there are approximately 2,860 full-time employees. The Plan will be effective and implemented only after approval of the Company's shareholders at the Meeting. If approved by the shareholders, no further grants will be made under the 1991 Stock Incentive Compensation Plan, 1994 Senior Management Stock Option Plan and 1994 Non-Employee Directors' Stock Option Plan.

The principal provisions of the Plan are summarized below. This summary, however, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Plan. A copy of the Plan is set forth as Exhibit B. Capitalized terms used without definition in this summary have the meanings specified under the Plan.

SHARES AVAILABLE FOR ISSUANCE

Under the Plan, 2,000,000 shares of the Company Common Stock will be available for grants of Awards. Of this amount, only 700,000 shares in the aggregate are authorized for the issuance of restricted stock and merit awards and only 200,000 shares in the aggregate are authorized for the issuance of performance share awards under the Plan. In general, if any Award under the Plan expires or terminates without having been fully exercised, or if any Award shall be forfeited, the shares subject to the unexercised or forfeited portion of such Award will become available for grants of new Awards under the Plan. In addition, if there is a change in capitalization of the Company the number of shares available for grants and the shares subject to outstanding Awards will be adjusted accordingly.

PLAN ADMINISTRATION

The Plan will be administered by the Compensation and Nominating Committee of the Board of Directors (the "Committee"). The Board and the Committee will have the authority to amend the Plan as it deems advisable; subject to any regulatory or shareholder approval required by law. The Committee may, subject to any regulatory or shareholder approval required by law, at any time modify or amend the terms of an outstanding Award so long as the rights of any holder of an outstanding Award are not adversely affected or no law is violated.

Except with respect to Awards made to Outside Directors and subject to the terms of the Plan, the Committee will select the individuals to whom Awards will be granted, determine the number of shares subject to each Award, prescribe the terms and conditions of each Award granted under the Plan, and make any other determination necessary or advisable for administration of the Plan.

STOCK OPTIONS

Employee Stock Options

Options may be granted by the Committee as incentive stock options ("ISOs") intended to qualify for favorable tax treatment under the Federal tax law or as nonqualified stock options ("NQSOs"). The options may, in the Committee's discretion, be made transferable.

The Plan requires that the exercise price of all options be equal to or greater than the fair market value of Common Stock on the date of grant of that option. The term of any ISO cannot exceed ten years from the date of grant, and the term of any NQSO cannot exceed ten years and one month from the date of grant. Subject to the terms of the Plan and any additional restrictions imposed at the time of grant, options ordinarily will become exercisable, at least in part, commencing one year after the date of grant.

Outside Directors Stock Options

Under the Plan, each Outside Director will receive options to purchase 1,000 shares of Common Stock on the date of each annual meeting of the Board. The exercise price of the Outside Directors' options will be equal to the last trade price of the Common Stock on the date of grant. The options will expire on the fifth anniversary of their grant.

General Terms

Options will become exercisable in whole or in part on such date as the Committee determines, but in no event prior to the first anniversary of their grant. No exercise of options may be for fewer than 50 shares (or the total remaining shares covered by the option if fewer than 50 shares).

Subject to such rules as the Committee may impose, the exercise price of an option may be paid in cash, in shares of Common Stock owned by the optionee for at least six months and not used in a stock option exercise during the preceding six months, with a combination of cash and shares, or by effecting a "cashless exercise" with a broker, or with such other consideration as shall be approved by the Committee (including with respect to an employee stock option, if permitted by the Committee, the equivalent cash dividend paid upon each share of Common Stock by the Company during the period between the grant of the option and its exercise to the extent of the number of shares for which the option was exercised).

The options of an employee or Outside Director who dies or becomes disabled during the term of the options will continue to be exercisable up to six months after the death or disability or up to the expiration of the options, whichever occurs earlier. The options of an employee or Outside Director who leaves the Company other than as a result of death or disability will terminate automatically upon termination of employment.

STOCK APPRECIATION RIGHTS

The Committee may grant stock appreciation rights ("SARs"), in tandem with any options granted under the Plan or may solely grant SARs. An SAR granted in tandem with an option may be exercised only when the underlying option is exercisable. An SAR permits the holder to receive (in shares of Common Stock, cash, or a combination thereof) an aggregate value equal to the excess of the fair market value of one share of Common Stock over the exercise price specified in the SAR multiplied by the number of shares covered by such option or portion thereof which is to be exercised.

The Plan requires that the exercise price of all SARs be equal or greater than the fair market value of the Common Stock on the date of grant of the SARs. For SARs granted in tandem with options, the exercise price shall be that of the related option. SARs will become exercisable on such date as the Committee determines, but in no case earlier than the first anniversary of their grant.

RESTRICTED STOCK AND MERIT AWARDS TO EMPLOYEES

The Committee may grant shares of Common Stock to participants in such amounts, and subject to such restrictions and additional terms and conditions, if any, as the Committee in its sole discretion shall determine consistent with the provisions of the Plan ("Restricted Stock"). The Committee may also grant from time to time shares of Common Stock to selected Plan participants free of restrictions ("Merit Awards") in such amounts as the Committee in its sole discretion shall determine consistent with the provisions of the Plan. As a condition to any award of Restricted Stock or Merit Award, the Committee may require a participant to pay an amount equal to, or in excess of, the par value of the shares of Restricted Stock or Common Stock awarded to him or her.

Unless otherwise directed by the Committee, Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered during a "Restricted Period", which in the case of grants to employees shall not be less than one year from the date of grant. The Restricted Period with respect to any outstanding shares of Restricted Stock awarded to employees may be reduced by the Committee at any time. Except for such restrictions, the employee as the owner of such stock shall have all the rights of a shareholder including, but not limited to, the right to vote such stock and to receive dividends thereon as and when paid.

In the event that an employee's employment is terminated for any reason, an employee's Restricted Stock will be forfeited; provided, however, that the Committee may limit such forfeiture in its sole discretion. At the end of the Restricted Period all shares of Restricted Stock shall be transferred free and clear of all restrictions to the employee. Employees may be offered the opportunity to defer receipt of their shares of Restricted Stock and may be granted a bonus for such deferral.

PERFORMANCE SHARE AWARDS

The Committee may make, in its sole discretion and subject to the terms and conditions it may determine in accordance with the Plan, awards of Common Stock or Restricted Stock which shall be earned on the basis of the Company's performance in relation to established performance measures for a specific performance period ("Performance Shares"). Such measures may include, but shall not be limited to, return on investment, earnings per share, return on shareholders' equity, or return to shareholders. Unless otherwise determined by the Committee, Performance Shares may not be sold, assigned, transferred, pledged, or otherwise encumbered during the relevant performance period. The amount of any Performance Share award in the aggregate during the term of the Plan to an individual shall not exceed 100,000 shares of Common Stock.

Performance Shares may be paid in cash, shares of Common Stock or shares of Restricted Stock in such proportion as the Committee may determine. An employee must be employed at the end of the performance period to receive payment of Performance Shares; provided, however, that in the event an employee's employment is terminated by reason of death, disability, retirement or other reason approved by the Committee, the Committee may limit such forfeiture in its sole discretion. Employees may be offered the opportunity to defer receipt of payment of earned Performance Shares and may be granted a bonus for such deferral.

CASH AWARDS

The Committee may, on such terms as it determines in its sole discretion, make grants of cash or loans in order to help defray in whole or in part the economic cost (including tax cost) of an Award ("Cash Awards"). The Cash Award may be granted at the time of grant of any award or upon exercise of any Award.

CHANGE OF CONTROL

In the case of the sale or other disposition of assets by the Company which results in the termination of an employee's employment or for a "change in control" of the Company (as defined in the Plan), Awards granted pursuant to the Plan, may become fully exercisable in the discretion of the Committee or as may otherwise be provided in the recipient's Award agreement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following brief description of the tax consequences of awards under the Plan is based on Federal tax laws currently in effect and does not purport to be a complete description of such Federal tax consequences.

Options

There are no Federal tax consequences either to the optionee or to the Company upon the grant of an ISO or a NQSO. On the exercise of an ISO, the optionee will not recognize any income and the Company will not be entitled to a deduction, although such exercise may give rise to alternative minimum tax liability for the optionee. Generally, if the optionee disposes of shares acquired upon exercise of an ISO within two years of the date of grant or one year of the date of exercise, the optionee will recognize ordinary income, and the Company will be entitled to a deduction, equal to the excess of the fair market value of the shares on the date of exercise over the option price (limited generally to the gain on the sale). Upon the ultimate sale of the shares, the balance of any gain or loss will be treated as a capital gain or loss to the optionee. If the shares are disposed of after the foregoing holding requirements are met, the Company will not be entitled to any deduction, and the entire gain or loss for the optionee will be treated as a capital gain or loss.

On exercise of a NQSO, the excess of the date-of-exercise fair market value of the shares acquired over the option price will generally be taxable to the optionee as ordinary income and deductible by the Company. The disposition of shares acquired upon exercise of a NQSO will generally result in a capital gain or loss for the optionee depending on the cost and holding period of such shares, but will have no tax consequences for the Company.

Stock Appreciation Rights

The amount of any cash (or the fair market value of any Common Stock) received by the holder of an option upon the exercise of SARs under the Plan will be subject to ordinary income tax in the year of receipt and generally the Company will be entitled to a deduction for such amount.

Restricted Stock Awards

An employee who has been awarded Restricted Stock will not recognize taxable income at the time of the award unless he or she elects otherwise. At the time any restrictions applicable to the Restricted Stock award lapse, the recipient will recognize ordinary income and generally the Company will be entitled to a corresponding deduction equal to the excess of the fair market value of such stock at such time over the amount paid therefore. Dividends paid to the recipient on the Restricted Stock during the Restricted Period will be ordinary compensation income to the recipient and deductible as such by the Company.

Merit Awards

A grant of Common Stock pursuant to a Merit Award will result in income for the employee, and a generally a tax deduction for the Company, equal generally to the fair market value of such shares less any amount paid for them.

Performance Share Awards

An employee who has been awarded Performance Shares will not recognize taxable income, and the Company will not be entitled to a deduction, at the time of the award. At the time the employee is entitled to the Performance Shares, the employee will recognize ordinary income equal to the sum of the cash and the fair market value of the shares of Common Stock at such time, and generally the Company will be entitled to a corresponding deduction. To the extent Performance Shares are paid in shares of Restricted Stock, the Federal income tax consequences described above applicable to Restricted Stock will apply.

Cash Awards

An employee who has been awarded cash under Cash Awards will recognize taxable income, and the Company will generally be entitled to a deduction, at the time of payment of the award. An employee who receives a bona fide loan under Cash Awards will not recognize taxable income on the amounts distributed under the loan. The Company will not be entitled to a deduction and will be taxed on the interest payments.

PLAN BENEFITS

AMERICAN BANKERS INSURANCE GROUP, INC. 1997 EQUITY INCENTIVE PLAN

The Committee has made no determinations with respect to grants of stock options, SARs, Restricted Stock, Merit Awards or Performance Shares to officers and employees under the Plan. If the Plan is approved by the shareholders, the Outside Directors will be granted options at the annual meeting of the Directors which follows the Meeting. Accordingly, the benefits to the Outside Directors are as follows:

                                              NUMBER OF
                                               OPTIONS
         NAME AND POSITION                    GRANTS (1)
         -----------------                    ----------

All Current Outside Directors                   13,000

(1) The value of option grants cannot be determined at this time

On March 7, 1997, the last trade price of Common Stock on Nasdaq Stock Market's National Market was $58.50 per share.

RECOMMENDATION

The Board of Directors of the Company is of the opinion that approval of the adoption of the American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan is in the best interests of the Company and its shareholders, and accordingly, the Board of Directors recommends that the shareholders vote FOR the American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan. The affirmative vote of a majority of the shares of the Company's Common Stock represented in person or by proxy and entitled to vote at the Meeting will be required to approve the adoption of the American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan.


page 22-31

COMPENSATION OF EXECUTIVE OFFICERS

REPORT OF THE COMPENSATION AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The Compensation and Nominating Committee of the Board of Directors (the "Committee") is responsible for establishing the various compensation programs for the executive officers. In addition, the Committee assists the Chairman of the Board and the Chief Executive Officer in the development of a management succession plan and reviews the qualifications of candidates for corporate officership and recommends the officers for approval by the Board of Directors.

COMPENSATION POLICIES

In developing compensation plans and setting compensation levels, the Committee reviewed a diverse group of insurance company salaries. The Committee also reviewed the same diverse group with respect to stock options and long term incentive plans.

EXECUTIVE OFFICER COMPENSATION

The Company's compensation program for executive officers consists of three key elements: a base salary, an annual bonus, and long-term incentives. The Committee believes that this approach best serves the interests of shareholders by ensuring that executive officers are compensated in a manner that advances both short-and long-term interests of shareholders.

Base Salary. Base salaries of individual executive officers are reviewed by the Committee annually. In determining adjustments to base salary for a particular year, the Committee relies on reports from consultants and reports from the Company's Human Resources Department. Salaries for all officers, with the exception of the Chief Executive Officer, are based upon recommendations made by the officers' superiors taking into account the superiors' subjective assessment of the nature of the position, and the contribution, experience and Company tenure of the executive officer. The Chief Executive Officer reviews all salary recommendations with the Committee, which is responsible for approving or disapproving those recommendations.

Annual Bonus. Executive officers and other senior officers participate in the Management Incentive Plan ("MIP"). The Committee chooses those officers who will participate in the MIP, acting upon the advice of the Chief Executive Officer. Each participant's MIP is based on individual performance objectives, which may include profits, premiums, and other individual performance measures. The performance objectives have different weights, but in general, at least 40% of each participant's bonus must be based on the Company's profit objective. A target bonus percentage is established for each participant. For executive officers this percentage ranges from 30% to 100% of base salary. A participant can earn up to 200% of this target bonus percentage based on their actual performance on each category in their MIP. For each category three performance levels are determined in advance. The minimum is the minimum level of acceptable performance, where 0% of the target bonus percentage would be earned. The target is the planned performance level, where 100% of the target bonus percentage would be earned. The maximum is the most optimistic level of performance that has only a slight probability of being achieved, where 200% of the target bonus percentage would be earned. The actual performance is compared to the established objectives and the award for each item measured.

Long-term Incentives. Long-term incentives include stock option grants and convertible debentures. A stock option permits the holder to buy Company stock at a specific price during a specific time period. As the price of Company stock rises, the option increases in value. The number of options granted to any one employee is based on a formula which is tied to the executive officer's base salary. However, other subjective factors are taken into consideration such as: the executive's level of responsibility, experience and long-term expected contribution to the Company. During 1996, the Company granted stock options to executive officers under the 1994 Senior Management Stock Option Plan.

CHIEF EXECUTIVE OFFICER COMPENSATION

Mr. Gaston was promoted to CEO, effective January 1, 1996. On February 5, 1996, commensurate with his increase in responsibilities, his salary was increased to $525,000. The Committee, in determining CEO base pay, reviewed a number of Executive Compensation analyses for insurance companies with comparable premium income. Median income for CEO's of insurance companies with comparable premium income, ranged between $600,000 to $745,000. Effective May 22, 1996, Mr. Gaston received a raise of 14.29% increasing his base pay to $600,000. His May 1996 increase was based on factors including the compensation analyses discussed above, increased earnings per share and stock price performance.

Mr. Gaston's MIP award for 1996 is expected to be $919,100, to be paid on the date of the Meeting. Fifty percent of his award was directly related to 1996 actual profits which exceeded the plan objective by 19.5%. Other categories used to determine Mr. Gaston's award included the gross written premium for the Company, stock price performance, completion of corporate projects, completion of building expansion and quality improvements having relative weights of 17%, 11%, 10%, 8% and 4%, respectively. Corporate projects involve criteria that are confidential and disclosure of such criteria would have an adverse effect on the Company.

Mr. Gaston did not receive any option grants under the 1994 Senior Management Stock Option Plan. With respect to the Company's long-term incentive plans, he currently owns 33,000 of restricted shares issued under the 1991 Stock Option/Restricted Stock Award Plan and a debenture due May 24, 1999 convertible into 70,000 shares of stock issued under the 1994 Key Executive Debenture Plan. The restricted shares were scheduled to begin vesting in 1996. During 1995, this plan was amended to allow the Company to grant recipients the option to extend the original vesting period for one, two, or three years. Mr. Gaston elected to defer vesting for an additional one year period that will expire during 1997.

COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M)

Section 162(m) of the Internal Revenue Code, generally disallows a tax deduction to public companies for compensation over $1 million paid to the corporation's Chief Executive Officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. The Compensation and Nominating Committee reviews the compensation of its executive officers (which currently consists of the Management Incentive Plan and the stock option plans described above). At this time, this is a limited issue for the Company and the Compensation and Nominating Committee believes that the financial impact of any loss of deduction to the Company is immaterial. The Compensation and Nominating Committee monitors the executives' compensation and the related deduction under
Section 162(m).

CONCLUSION

The Compensation and Nominating Committee has the responsibility for ensuring that the Company's compensation program continues to be in the best interests of its shareholders. The Committee consists entirely of non-employee directors. The Committee's objective is to assist the Company, through a sound and reasonable structured compensation program, in the recruitment, retention and motivation of talented managers capable of contributing significantly to the Company's increased profitability and to the creation, over time, of enhanced shareholder value. The Committee administers the program, which encompasses base pay and long and short-term incentive plans and reviews the general compensation philosophy of the Company, as well as, the specific elements of the compensation program. The advice of qualified outside advisors and independent compensation experts is obtained to assist the Compensation and Nominating Committee in establishing and evaluating compensation policies, especially in relation to other comparable companies. Finally, the Compensation and Nominating Committee also reviews the results of the Company's compensation programs to determine if such programs are performing appropriately and achieving the desired results.

Armando M. Codina, Chairman
Nicholas A. Buoniconti
Peter J. Dolara
Malcolm G. MacNeill
George E. Williamson II

COMPENSATION AND NOMINATING COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Present members of the Compensation and Nominating Committee are Messrs. Armando
M. Codina (Chairman), Nicholas A. Buoniconti, Peter J. Dolara and Malcolm G. MacNeill. Mr. Dolara succeeded Mr. Williamson in October 1996.

Mr. Williamson is President of Williamson Cadillac Company, Williamson Saturn Inc. and WWW Enterprises (automobile dealerships). In 1996, Mr. Williamson's automotive sold ABLAC Credit Life, Health and Disability Policies. Total net written premium by these dealerships was $192,784 in 1996.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

The Summary Compensation Table below indicates the cash compensation paid by the Company and its subsidiaries as well as certain other compensation paid or accrued to the Chief Executive Officer and the four other highest paid executive officers, for services rendered in all capacities during the fiscal years ended December 31, 1996, 1995 and 1994, respectively.

SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION
                                  ------------------------------------------
                                                                   OTHER

                                                                   ANNUAL
                                                                COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR  SALARY($)  BONUS($)(1)     ($)(2)
---------------------------       ----  ---------  -----------  ------------
R Kirk Landon                     1996  544,135     454,600          --
   Chairman and
   Chief International            1995  482,992     437,000          --
   Marketing Officer ABIG         1994  451,652     241,000          --
Gerald N Gaston                   1996  560,481     919,100          --
   President, Vice Chairman and   1995  428,230     405,600          --
   Chief Executive Officer ABIG   1994  390,063     233,200          --
Eugene E Becker                   1996  253,423     229,900          --
   Executive Vice President and   1995  230,973     171,600          --
   Chief Marketing Officer of     1994  217,296     122,500          --
   ABIG
Jay R Fuchs                       1996  194,329     159,200          --
   President of ABLAC and         1995  178,310     125,800          --
   ABIC                           1994  169,369      84,300          --
Jason J Israel                    1996  175,138     129,300          --
   Executive Vice President of    1995  136,436      76,600          --
   Administration                 1994  128,310      65,400          --

   (TABLE CONTINUED)

                                               LONG TERM COMPENSATION
                                        -----------------------------------
                                                AWARDS
                                        ---------------------
                                        RESTRICTED
                                           STOCK     OPTIONS/    ALL OTHER
                                           AWARDS      SARS    COMPENSATION
NAME AND PRINCIPAL POSITION       YEAR   ($)(3)(4)    (#)(3)      ($)(5)
---------------------------       ----  ----------   --------  ------------
R Kirk Landon                     1996         --        --       21,728
   Chairman and
   Chief International            1995         --        --       18,954
     Marketing Officer ABIG       1994         --        --       13,126
Gerald N Gaston                   1996         --        --       21,728
   President, Vice Chairman and   1995         --        --       18,954
   Chief Executive Officer ABIG   1994         --        --       13,126
Eugene E Becker                   1996    123,000     4,500       21,728
   Executive Vice President and   1995     84,700     4,200       18,954
   Chief Marketing Officer of     1994     61,950     4,200       13,126
   ABIG
Jay R Fuchs                       1996     90,200     3,300       21,728
   President of ABLAC and         1995     66,550     3,300       18,954
   ADIC                           1994     48,675     3,300       13,126
Jason J Israel                    1996     82,000     3,000       21,319
   Executive Vice President of    1995     42,350     2,100       17,238
   Administration                 1994     30,975     2,100       10,608

(1) Estimated. Bonuses earned during a fiscal year are not paid until May of the following fiscal year.

(2) Officers also receive certain perquisites and personal benefits; however, such items do not exceed the lesser of $50,000 or 10% of such Officer's salary and bonus and, therefore, are not required to be reported.

(3) Officers received Restricted Stock under the 1994 Senior Management Stock Option Plan ("Senior Plan"). The 1994 Senior Plan provides that upon the exercise of an option for a "Primary Share," the grantee will receive two additional shares of "Restricted Shares," and the Restricted Shares vest three years from the date of exercise. Holders of Restricted Shares are entitled to receive dividends equal to those granted to the holders of the Company's Common Stock generally, and are entitled to vote such shares. The exercise price for the Primary Shares was $41.00. For specific terms of this plan, see the plan description on pages 25 and 26.

(4) At December 31, 1996, Restricted Shares of Common Stock held by the executive officers named in the table and the market value thereof was as follows: Mr. Landon, 40,500 shares acquired under the 1991 Stock Option/Restricted Stock Award Plan ("1991 Plan"), $2,070,562; Mr. Gaston, 33,000 shares acquired under the 1991 Plan, $1,687,125; Mr. Becker 3,000 shares acquired under the 1991 Plan and 8,600 acquired under the Senior Plan, $593,050; Mr. Fuchs, 6,000 shares acquired under the 1991 Plan and 6,600 under the Senior Plan, $644,175; and Mr. Israel, 3,000 shares acquired under the 1991 Plan and 2,800 shares acquired under the Senior Plan, $296,525.

(5) For 1996 this amount represents the estimated allocation of shares of the Company's Common Stock under the Leveraged Employee Stock Ownership Plan (LESOP). Mr. Landon, Mr. Gaston, Mr. Becker, Mr. Fuchs are estimated to receive 425 shares each and Mr. Israel is estimated to receive 417 shares. The value is based on the market value at year-end of $51.125 multiplied by the number of estimated shares allocated to each named executive officer.

STOCK OPTIONS AND SARS

The following table sets forth information with regard to grants of stock options to each of the named executive officers during the year ended December 31, 1996. Grants were made under the 1994 Senior Management Stock Option Plan. No SARs have been granted.

                              OPTION GRANTS IN 1996

INDIVIDUAL GRANTS

                                  OPTIONS
                                 GRANTED TO
                    OPTIONS      EMPLOYEES      EXERCISE
                    GRANTED      IN FISCAL       OF BASE        EXPIRATION
NAME                 (#)(1)       YEAR(2)      PRICE($/SH)         DATE
----                --------     ----------    -----------      ----------
R Kirk Landon           --          --               --                --
Gerald N Gaston         --          --               --                --
Eugene B Becker      4,500           5%           41.00           5/21/99
Jay R Fuchs          3,300           4%           41.00           5/21/99
Jason J Israel       3,000           3%           41.00           5/21/99

(TABLE CONTINUED)

                     ANNUAL RATES OF STOCK
                     PRICE APPRECIATION FOR
                           OPTION TERM
                     ----------------------
NAME                 5%($)(3)     l0%($)(3)
----                 --------     ---------

R Kirk Landon             --            --
Gerald N Gaston           --            --
Eugene E Becker      152,070       184,065
Jay R Fuchs          111,518       134,581
Jason J Israel       101,380       122,710


(1) Options were granted under the 1994 Senior Management Stock Option Plan to Mr. Becker, Mr. Fuchs and Mr. Israel. Mr. Becker and Mr. Fuchs exercised their options during November 1996. Upon exercise of the option, Mr. Becker received 3,000 Restricted Shares and Mr. Fuchs received 2,200 Restricted Shares. Mr. Israel has not exercised his option, however upon exercise of the option he will receive 2,000 Restricted Shares. See footnote (3) under Summary Compensation Table of this Proxy Statement for material terms of the options granted.

(2) As a percentage of options granted under the 1994 Senior Management Stock Option Plan. During 1996, 29,400 stock options for Primary Shares were granted under the 1994 Senior Management Stock Option Plan which includes 3,600 Stock Options for Primary Shares granted to the named executive officers. An additional 74,300 stock options were granted under the, 1991 Stock Incentive Compensation Plan to key employees other than those named above.

(3) Assumed annual rates of appreciation of 5% and 10% would result in the price of the Company's Common Stock increasing to $47.46 and $54.57, respectively.

OPTION EXERCISES AND HOLDINGS

The following table sets forth information with regard to stock option exercises during 1996 by each of the named executive officers and December 31, 1996 values of all unexercised options held by such individuals.

AGGREGATED OPTION EXERCISES IN 1996 AND 1996 YEAR-END OPTION VALUES

                        SHARES
                       ACQUIRED
                          ON           VALUE REALIZED
NAME                  EXERCISE(#)          ($)(1)
----                  -----------      --------------
R Kirk Landon               --                 --
Gerald N Gaston             --                 --
Eugene B Becker          4,500            170,250
Jay R Fuchs             23,701            773,642
Jason J Israel              --                 --

(TABLE CONTINUED)

                      UNEXERCISED      IN-THE-MONEY
                       OPTIONS AT       OPTIONS AT
                     12/31/96(#)(2)   12/31/96($)(3)
                     -------------    -------------
                      EXERCISABLE/     EXERCISABLE/
NAME                 UNEXERCISABLE    UNEXERCISABLE
----                 -------------    -------------

R Kirk Landon           162,843/0       5,897,975/0
Gerald N Gaston         141,636/0       5,121,698/0
Eugene E Becker          34,665/0       1,587,507/0
Jay R Fuchs                   0/0               0/0
Jason J Israel           16,396/0         725,801/0

(1) Market value at date of exercise minus exercise price.

(2) All unexercised options include options that were granted under the 1987 Executive Stock Option/Dividend Accrual Plan. Also included are: 80,000 shares for Mr. Landon and 70,000 shares for Mr. Gaston which are issuable upon conversion of the debentures granted under the 1994 ABIG Key Executive Debenture Plan and 3,000 shares for Mr. Israel under the 1994 Senior Management Stock Option Plan.

(3) Market value at year-end minus exercise price.

OTHER BENEFIT PLANS/AGREEMENTS
1994 ABIG KEY EXECUTIVE DEBENTURE PLAN

On May 25, 1994, shareholders of the Company approved the adoption of the 1994 ABIG Key Executive Debenture Plan (the "Debenture Plan"). The Debenture Plan provides for the offering for sale of subordinated debentures ("Debentures") to key executive officers of the Company and its subsidiaries. Such persons include individuals who hold the title of executive vice presidents and above. The Debentures are convertible to shares of the Company's Common Stock in accordance with the provisions of the plan. Under the Debenture Plan 150,000 shares of the Company's authorized but previously unissued Common Stock are reserved for issuance on conversion and all shares are subject to outstanding Debentures.

1994 SENIOR MANAGEMENT STOCK OPTION PLAN AND THE 1991 STOCK OPTION/RESTRICTED STOCK AWARD PLAN

On May 25, 1994, shareholders approved the adoption of the 1994 Senior Plan (the "Senior Plan"). The Senior Plan is a non-qualified plan under the Internal Revenue Code of 1986, as amended. The Senior Plan provides for the issuance of up to 700,000 shares of the Company's authorized but previously unissued Common Stock to persons who are full-time, key management employees of the Company and its subsidiaries. Such persons include individuals who hold the titles of Business Board Chairman and senior vice presidents and above. There are approximately forty-five (45) individuals who are considered key management employees at this time.

The Compensation and Nominating Committee (the "Committee") may at any regular quarterly or annual meeting, subject to the provisions of the Senior Plan, grant employees options to purchase shares of the Company's Common Stock ("Primary Shares") at the fair market value of such shares on the date of grant. The grantee will also receive, for no additional consideration, two shares of the Company's Common Stock subject to certain transfer restrictions ("Restricted Shares") for every one Primary Share purchased upon the exercise of the option. The restrictions will lapse on the Restricted Shares three years from the date the option is exercised, provided that the employee still holds the Primary shares purchased on the date the option was exercised.

Payment of the purchase price for Primary Shares shall be made in cash or in such other form as the Company may approve including shares of Common Stock of the Company, held for at least six months, valued at their fair market value on the date of the exercise of the option. Options granted under the Senior Plan may not be exercised on or after the third anniversary of the grant date or such shorter time as determined by the Committee on the date of grant. No options will be granted pursuant to the Senior Plan after ten years from its adoption by the Board of Directors.

During a three-year vesting period, Restricted Shares are subject to a forfeiture in the event the related Primary Shares are disposed of or if employment with the Company is terminated except by death, disability or retirement. Dividends and voting rights on the Restricted Shares remain with the employee during the vesting period. Full vesting occurs on the third annual anniversary after the date the options are exercised or upon death, disability or retirement of the employee or a change in control of the Company.

The 1991 Stock Option/Restricted Stock Award Plan was adopted by the Board of Directors in November 1990 subject to shareholder approval, which was obtained on May 22, 1991. Upon shareholder approval of the Senior Plan, the Company ceased granting options under this plan. Nevertheless, the options granted under this plan are outstanding. The terms of the plan are substantially similar to those of the Senior Plan except that (i) the employee is awarded three Restricted Shares for every Primary Share and (ii) originally, full vesting occurs on the fifth annual anniversary after the exercise date of the options. During 1995, the plan was amended to allow the Company to grant recipients the option to extend the original vesting period for either one, two or three years.

Upon shareholder approval of the American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan, the Company will discontinue making grants under the Senior Plan.

1991 STOCK INCENTIVE COMPENSATION PLAN

The 1991 Stock Incentive Compensation Plan provides for the issuance of options for up to 289,586 shares of the Company's Common Stock to persons who are key management employees of the Company and its subsidiaries. The plan was adopted by the Board of Directors in November 1990 subject to shareholder approval which was obtained on May 22, 1991. The plan, which is a non-qualified plan under the Internal Revenue Code, is effective for a period of ten years.

Options issued pursuant to the plan are exercisable at fifty percent of the fair market value (as defined in the plan) on the grant date. Options must be exercised within sixty days of the grant date. Shares obtained upon exercise are subject to restrictions. Vesting occurs ratably over a five-year period or upon death, disability or retirement of the employee or a change in control of the Company. Non-vested shares are subject to forfeiture if employment is terminated except by death, disability or retirement. During the restricted period, employees receive all cash dividends paid and exercise the voting rights assigned to each share.

Upon shareholder approval of the American Bankers Insurance Group, Inc. 1997 Equity Incentive Plan, the Company will discontinue making grants under this plan.

EXECUTIVE STOCK OPTION/DIVIDEND ACCRUAL PLAN

The 1987 Executive Stock Option/Dividend Accrual Plan provided for the issuance of up to 1,000,000 shares of the Company's Common Stock to persons who are officers and key management employees of the Company. The plan became effective upon shareholder approval on May 27, 1987 and has a term of ten years. The Company has discontinued making grants under this plan.

Options which were issued pursuant to the plan are exercisable at fair market value (as defined in the plan) on the date of grant. From the date of grant until the exercise date of options, and to the extent cash dividends are declared by the Company in respect of its Common Stock, cash is accrued for the benefit of the optionee as if the options had already been exercised and dividends were payable thereon, provided that all such accrued cash will be applied toward the exercise price of the options on the date of exercise.

1988 LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN ("LESOP")

The 1988 LESOP is a defined contribution stock bonus plan and trust in which employees of ABIC and ABLAC and certain other subsidiaries of the Company are eligible to participate. Generally, an employee becomes eligible to participate in the plan following a 12-month period of employment.

The LESOP trust fund acquired 1,752,537 shares of the Company's Common Stock, which will be allocated to participants annually over the 10-year period commencing December 31, 1989. The LESOP trust fund borrowed money (the "Loan") to purchase the stock. Each year the Company makes a contribution to the LESOP which is used to pay the Loan and certain LESOP expenses. As principal payments are made, stock held in the trust fund is allocated to participants' accounts. Participants have the right to instruct the LESOP trustee as to the voting of allocated shares.

The vested value of a participant's account becomes payable upon termination of employment for any reason including death. However, the vested value of a participant's account becomes distributable upon final payment of the Loan. There is no partial vesting, but full vesting occurs after the completion of five years of service (including certain service prior to January 1, 1989), or upon the participant's earlier death, disability or retirement. If a participant terminates employment prior to vesting, his account is forfeited. The participant's interest in the vested value of their account is represented by their allocated shares of the Company's stock and by cash for fractional shares.

CERTAIN CONTRACTS

To help ensure that Senior Management will be prepared to function in the Company's best interests in the event of any possible change in control of the Company, whether by merger, sale or other comparable action, and to help ensure the continuing services of such officers, the Board of Directors (with only non-employee directors participating) authorized the Company originally to enter into certain contracts with selected executive officers. While there was no reason to believe that a merger or sale was imminent, the Board of Directors believed it in the best interest of the Company and its shareholders that it act at that time to avoid the need for hasty action in the future and to ensure continuity of highly qualified management.

The contracts generally provide the executive officers will receive the following compensation in the amounts and for the reasons indicated:

(a) In the event the company becomes a party to a merger or sale, an amount up to two times his then current base salary or an amount equal to the maximum amount that will not constitute a "parachute amount" as defined in Section 280G of the Internal Revenue Service Code. As of March 15, 1996, the maximum allowable is up to, but not including three times the average of the individual's previous compensation for the past five years. Under the contract, a merger or sale is deemed to have taken place when any person (or group) obtains sufficient ownership of stock to exercise control over the operations of the Company.

(b) Upon retirement at or after attainment of age 65, from 100% up to 150% of current base salary. Upon termination for the convenience of the Company, an amount equal to his then current annual base salary. Termination for convenience means termination at the behest of the Company, whether by dismissal, by requested resignation or by resignation which follows a greater than 20% decrease in the employee's salary.

(c) In the event of termination of employment for certain illnesses or disabilities which preclude an employee from rendering satisfactory services for a period of three months or more, an amount from 50% up to 100% of his then current annual base salary.

(d) In the event of death, an amount payable to his beneficiary or estate equal to 150% his annual base salary at the time of death.

If, at December 31, 1996, a merger or sale had occurred as set forth above, the Company would have been obligated to make payments to Mr. Landon, Mr. Gaston, Mr. Becker, Mr. Fuchs and Mr. Israel in the amounts of $1,387,390, $1,251,606, $506,846, $388,658 and $403,969, respectively.

RETIREMENT PLANS

The Company has a non-contributory pension plan covering substantially all of its employees. The Company contributes such amounts as are necessary, on an actuarial basis, to provide the plan with assets sufficient to meet the benefits to be paid to plan members. Contributions under the plan are based on length of service and average annual compensation. Compensation includes normal salary and wages and does not include bonuses, overtime pay, reimbursements or special pay. Upon normal retirement, age 65, the participant's monthly benefit will be equal to 2% of the "average monthly earnings" multiplied by the number of years of service to the Company less 50% of the monthly primary social security benefits to which the individual is entitled. The participant's "average monthly earnings" equals the average monthly compensation for the highest 60 consecutive months of compensation within the last 120 months immediately preceding retirement. There was no actuarially-determined pension expense as a result of the plan reaching the full funding limitation.

On August 24, 1991, the Board of Directors approved the Non-qualified Supplemental Benefit Plan. The plan is a non-qualified, unfunded, deferred compensation arrangement designed solely to equalize the total benefits certain key executives would have received under the Company's Retirement Plan, but for the limitations on benefits imposed by Section 415 of the Internal Revenue Code (as reflected in Section 7.01 of the Retirement Plan). The plan is intended to benefit the Company and its affiliates by recognizing the value of the past and present services of the key executives covered by the plan and to encourage them to continue careers with the Company and its affiliates. The Compensation and Nominating Committee administers and interprets the provisions of the plan. Participants are those key executives designated from time to time by the Board of Directors.

Following are the estimated annual benefits under both Retirement Plans for various lengths of service and compensation levels based on the assumption that the retiree will choose a life-only benefit and is retiring at age 65 during the year 1996. Election of the other available payment options could change the benefit; however, all benefits are actuarially equivalent. For annual benefits in excess of $120,000 or salaries in excess of $150,000, assume the employee is a member of both retirement plans.

                    PENSION ACCRUAL BASED ON YEARS OF SERVICE

                        5 YEARS   10 YEARS   15 YEARS   20 YEARS
AVERAGE ANNUAL          SERVICE   SERVICE    SERVICE    SERVICE
--------------          -------   --------   --------   --------

$100,000.                1,804     11,804     21,804     31,804
$150,000.                6,804     21,804     36,804     51,804
$200,000.               11,804     31,804     51,804     71,804
$250,000.               16,804     41,804     66,804     91,804
$300,000.               21,804     51,804     81,804    111,804
$350,000.               26,804     61,904     96,804    131,604
$400,000.               31,804     71,804    111,804    151,804
$450,000.               36,804     81,804    126,804    171,804
$500,000.               41,804     91,804    141,804    191,804
$550,000.               46,804    101,804    156,804    211,804

$600,000.              51,804    111,804    171,804    231,804
$650,000.              56,804    121,804    186,804    251,804
$700,000.              61,804    131,804    201,804    271,804
$750,000.              66,804    141,804    216,804    291,804

 (TABLE CONTINUED)

                   25 YEARS   30 YEARS   35 YEARS   40 YEARS   45 YEARS
AVERAGE ANNUAL     SERVICE    SERVICE    SERVICE    SERVICE    SERVICE
--------------     --------   --------   --------   --------   --------
$100,000.           41,804     51,804     61,804     71,804     81,804
$150,000.           66,604     81,804     96,804    111,804    126,804
$200,000.           91,804    111,804    131,804    151,804    171,804
$250,000.          116,804    141,804    166,804    191,804    216,804
$300,000.          141,804    171,804    201,804    231,804    261,804
$350,000.          166,804    201,804    236,804    271,804    306,804
$400,000.          191,804    231,804    271,804    311,804    351,804
$450,000.          216,804    261,804    306,804    351,804    396,804
$500,000.          241,804    291,804    341,804    391,804    441,804
$550,000.          266,804    321,804    376,804    431,804    486,804
$600,000.          291,804    351,804    411,804    471,804    531,804
$650,000.          316,804    381,804    446,804    511,804    576,804
$700,000.          341,804    411,804    481,804    551,804    621,804
$750,000.          366,804    441,804    516,804    591,804    666,804

The years of service, as of December 31, 1996, for Mr. Landon, Mr. Gaston, Mr. Becker, Mr. Fuchs and Mr. Israel are 44, 19, 23, 19 and 11 years, respectively.